Filed by Alamos Gold Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Aurizon Mines Ltd.
Commission File Number 333-186004
Date: March 13, 2013

Alamos Gold Conference Call Tuesday, March 12, 2013 – 10:00 AM ET

C O R P O R A T E   P A R T I C I P A N  T S

Jo Mira Clodman

Vice President, Investor Relations

John McCluskey

President & Chief Executive Officer

C O N F E R E N C E   C A L L   P A R  T I C I P A N T S

Graham Meharg

Loeb Capital Management

P R E S E N T A T I O N

Operator

All participants please stand by; your conference is ready to begin. Good morning. I’ll now turn the meeting over to Ms. Jo Mira Clodman, Vice President of Investor Relations. Please go ahead.

Jo Mira Clodman, Vice President, Investor Relations

Thank you, operator, and thanks to everyone joining our call on such short notice.

The purpose of this call is to provide an update to shareholders on our offer to Aurizon Mines. We issued a press release update this morning and have also uploaded a short slide presentation for today’s conference call onto our website.

We would remind everyone that we’ll be using forward-looking statements on the call today and to please take note of the forward-looking disclaimer on slide two of the presentation.

With that I’ll turn the call over to John McCluskey, President and CEO of Alamos.

John McCluskey, President & Chief Executive Officer

Thank you, Jo Mira, and good morning, everyone. I felt it important to organize this short call given the nature of some of the recent actions taken by the Aurizon Board.

The Aurizon Board continues to attempt to prevent Aurizon shareholders from deciding for themselves where they see greater value. The most recent evidence of this is a ludicrous second poison pill enacted yesterday. Unlike the rationale for the first poison pill, which provided them more time to run their process, this new pill is solely designed to prevent Aurizon’s shareholders from tendering to Alamos’ offer. We fully expect to have the pill cease traded.

The Aurizon Board also overstepped its duties when it put in place a $27 million break fee in connection with the proposed combination with Hecla. The Board knew Alamos owned 16.1 percent of the Aurizon shares and knew we had received strong support from other large shareholders, making it unlikely for the Hecla transaction to proceed. Despite this knowledge the Aurizon Board agreed to give Hecla $27 million upon its (inaudible) 17 percent additional shares being tendered and taken up by Alamos.

I remind listeners that the four largest institutional shareholders of Aurizon supported our offer, all without the interference of the Aurizon Board. We are confident that all remaining Aurizon shareholders are perfectly capable of making their own decisions regarding the Alamos offer and the Aurizon Board’s attempt to prevent them from doing so is clearly inappropriate.

Slides four through eight in the accompanying presentation outline the superior track record of Alamos versus Hecla and Alamos’ outperformance relative to Hecla over an extended time period. I don’t plan on going through these slides in detail as most knowledgeable market participants are keenly aware of our respective track records and prospects going forward.

I would be pleased to answer any questions regarding our offer and at this point I’ll turn the call back to the operator to open the line for questions.

Q U E S T I O N   A N D   A N S W E R   S E S S I  O N

Operator

Thank you, Mr. McCluskey. We will now take questions from the telephone lines. If you have a question and you are using a speakerphone, please lift the handset before making your selection. If you have a question, please press star one on your telephone keypad. If at any time you would like to cancel your question, please press the pound sign. Please press star one at this time if you have a question. There will be a brief pause while the participants register for questions. Thank you for your patience.

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Alamos Gold Conference Call Tuesday, March 12, 2013 – 10:00 AM ET

The first question is from Graham Meharg of Loeb Capital Management. Please go ahead.

Graham Meharg, Loeb Capital Management

Hi, John. Thank you for doing this call. My question is just solely in regards to this poison pill, which is clearly overly onerous. I’m wondering if it doesn’t sort of, if it doesn’t stand down in court sort of what the recourse is for Alamos, again, sort of going forward. I heard that there was an interview that was conducted where you said if the poison pill is still sort of, if it stands in court, if it’s still (held) up, then this will be sort of the last straw, which I see it as well, and I’m just sort of wondering if you have any comments. Is there any sort of recourse that can be done?

John McCluskey, President & Chief Executive Officer

No, I don’t have anything to add to that. There’s not much we can do.

Graham Meharg, Loeb Capital Management

Okay. Understood. Thank you.

Operator

Thank you. Once again, please press star one at this time if you have a question.

There are no further questions registered at this time. I would now like to turn the meeting over to Mr. McCluskey.

John McCluskey, President & Chief Executive Officer

Thank you, operator.

Our view is very simple: We believe that the shareholders of Aurizon should be allowed to decide for themselves which offer they prefer and a Board of Directors should not put its own interests ahead of those of its shareholders. I remind you that the four largest shareholders of Aurizon made their decision and opted to become Alamos shareholders. We aim to do what we can to provide all Aurizon shareholders with the opportunity to tender to our value proposition. We would welcome everyone’s support for this offer. With that, we conclude our call. Thank you very much.

Operator

Thank you. If you have any further questions that have not been answered because of time limitations, please feel free to contact Ms. Jo Mira Clodman at 416-368-9932, extension 401, or at 1-866-766-8801. The conference has now ended. Please disconnect your lines at this time and we thank you for your participation.

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